abrdn ETFs 485BPOS

Exhibit 99(d)(5)

ASSUMPTION AGREEMENT

AGREEMENT made as of July 31, 2024, between abrdn ETFs Advisors LLC (“abrdn ETFs Advisors”), and abrdn Inc.

WHEREAS, abrdn ETFs (the “Trust”), is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, abrdn ETFs Advisors has been previously appointed as investment adviser to the abrdn Bloomberg All Commodity Strategy K-1 Free ETF, abrdn Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF, abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF (collectively, the “Funds”), each a series of the Trust, pursuant to an investment advisory agreement dated August 27, 2018, as amended by the First Amendment dated September 24, 2018, the Second Amendment dated December 13, 2018, and the Third Amendment dated September 22, 2021, (the “Advisory Agreement”); and

WHEREAS, abrdn ETFs Advisors and abrdn Inc. intend that abrdn Inc. act as investment adviser with respect to the Funds pursuant to the Advisory Agreement; and

WHEREAS, abrdn ETFs Advisors is a directly-owned subsidiary of abrdn Inc., which is an indirect wholly-owned subsidiary of abrdn plc, and are therefore deemed to be affiliates of one another for purposes of the 1940 Act.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

     1.             abrdn Inc. hereby assumes all rights and obligations of abrdn ETFs Advisors under the Advisory Agreement with respect to the Funds.

     2.             abrdn ETFs Advisors and abrdn Inc. hereby represent that after the assumption referred to above: (a) the management personnel of abrdn ETFs Advisors responsible for providing investment advisory services to the Funds under the Advisory Agreement, including the portfolio managers and the supervisory personnel, will provide the same services for the Funds as officers or employees of abrdn Inc.; and (b) both abrdn ETFs Advisors and abrdn Inc. will be wholly-owned indirect subsidiaries of abrdn plc. Consequently, abrdn ETFs Advisors and abrdn Inc. believe that the assumption effected by this Agreement does not involve a change in actual control or actual management with respect to the investment adviser for the Funds.

     3.             abrdn Inc. represents and warrants that: (i) abrdn Inc. is registered as an investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended and its registration is currently in full force and effect; and (ii) abrdn Inc. is capable and is legally empowered to assume the duties and obligations being assigned to it hereunder and to act as investment adviser to the Funds and the assumption effected by this Agreement shall not constitute an assignment of the Advisory Agreement under the provisions of Rule 2a-6 under the 1940 Act.

     4.             The Trust does not object to actions taken and to be taken under this Agreement and consents to any and all requisite corresponding updates to the Advisory Agreement contemplated hereunder.

     5.             abrdn Inc. is hereby bound by all of the terms of the Advisory Agreement, which will continue in full force and effect with respect to abrdn Inc.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

abrdn ETFs Advisors LLC

By:
/s/ Steven Dunn
(Authorized Officer)
Name:	Steven Dunn
Title:	Managing Director

abrdn Inc.

By:
/s/ Lucia Sitar
(Authorized Officer)
Name:	Lucia Sitar
Title:	Vice President

Acknowledged and Accepted as of the Date
First Set Forth Above:

abrdn ETFs

By:
/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President